UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 12)

Neoleukin Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.000001 per share

(Title of Class of Securities)

64049K104

(CUSIP number)

Alexandra A. Toohey

Chief Financial Officer

Baker Bros. Advisors LP

860 Washington Street, 3rd Floor

New York, NY 10014

(212) 339-5690

(Name, address and telephone number of person authorized to receive notices and communications)

December 17, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☒

(Continued on the following pages)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64049K104	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,802,740 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,802,740 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,802,740 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)#9; ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IA, PN
(1)	Includes 405,000 shares of common stock (“Common Stock”) of Neoleukin Therapeutics, Inc. (the “Issuer”) issuable upon the exercise of Pre-funded Warrants (as defined in Item 4 and subject to a beneficial ownership limitation as described therein).
(2)	Based on 48,622,941 shares of Common Stock outstanding following the close of the Offering (as defined in Item 4), as reported in the Prospectus Supplement filed by the Issuer on December 18, 2019, and the exercise of the underwriters’ overallotment option, as reported in the Form 8-K filed by the Issuer on December 19, 2019, less 10,925,481 shares of Common Stock exchanged for Pre-funded Warrants (as defined in Item 4).

CUSIP No. 64049K104	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,802,740 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,802,740 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,802,740 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.98% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) HC, OO
(1)	Includes 405,000 shares of Common Stock issuable upon the exercise of Pre-funded Warrants.
(2)	Based on 48,622,941 shares of Common Stock outstanding following the close of the Offering, as reported in the Prospectus Supplement filed by the Issuer on December 18, 2019, and the exercise of the underwriters’ overallotment option, as reported in the Form 8-K filed by the Issuer on December 19, 2019, less 10,925,481 shares of Common Stock exchanged for Pre-funded Warrants.

CUSIP No. 64049K104	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS Julian C. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,805,000 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,805,000 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,805,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC
(1)	Includes 405,000 shares of Common Stock issuable upon the exercise of Pre-funded Warrants.
(2)	Based on 48,622,941 shares of Common Stock outstanding following the close of the Offering, as reported in the Prospectus Supplement filed by the Issuer on December 18, 2019, and the exercise of the underwriters’ overallotment option, as reported in the Form 8-K filed by the Issuer on December 19, 2019, less 10,925,481 shares of Common Stock exchanged for Pre-funded Warrants.

CUSIP No. 64049K104	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS Felix J. Baker
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 3,805,000 (1)
	8.	SHARED VOTING POWER: 0
	9.	SOLE DISPOSITIVE POWER: 3,805,000 (1)
	10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,805,000 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.99% (1)(2)
14.	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1)	Includes 405,000 shares of Common Stock issuable upon the exercise of Pre-funded Warrants.
(2)	Based on 48,622,941 shares of Common Stock outstanding as of the close of the Offering, as reported in the Prospectus Supplement filed by the Issuer on December 18, 2019, and the exercise of the underwriters’ overallotment option, as reported in the Form 8-K filed by the Issuer on December 19, 2019, less 10,925,481 shares of Common Stock exchanged for Pre-funded Warrants.

CUSIP No. 64049K104	Page 6 of 10 Pages

Amendment No. 12 to Schedule 13D

This Amendment No. 12 to Schedule 13D amends and supplements the previously filed Schedules 13D filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker and Felix J. Baker. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to the management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”) and their respective general partners, the Funds respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power of the securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

The disclosure in Item 4 is incorporated herein by reference.

Item 4. Purpose of the Transaction.

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On December 17, 2019, Neoleukin Therapeutics, Inc. (the “Issuer”) entered into an underwriting agreement (the “Underwriting Agreement”) with BofA Securities Inc. and Piper Jaffray & Co., as representatives of the several underwriters listed on Schedule A thereto (the “Underwriters”), related to a public offering (the “Offering”) of 8,925,000 shares of the Issuer’s common stock (“Common Stock”) at a price to the public of $8.40 per share. In addition, the Issuer granted the Underwriters and the Underwriters have exercised in full an option exercisable for 30 days from the date of the Underwriting Agreement to purchase, at the public offering price less any underwriting discounts and commissions, up to an additional 1,338,750 shares of Common Stock to cover overallotments, if any. The Offering closed on December 20, 2019.

Pursuant to the Offering, on December 18, 2019, 667 and Life Sciences purchased 250,037 and 2,767,505 shares of the Issuer’s Common Stock respectively, at the offering price of $8.40 per share, totaling 3,017,542 shares in the aggregate. Each of 667 and Life Sciences purchased the shares of Common Stock with their working capital.

CUSIP No. 64049K104	Page 7 of 10 Pages

On December 17, 2019, the Issuer entered into an exchange agreement (the “Exchange Agreement”) with the Funds, pursuant to which the Issuer will exchange an aggregate of 10,925,481 shares of Common Stock held by the Funds for Pre-funded Warrants with no expiration date (“Pre-funded Warrants”) to purchase an aggregate of 10,925,481 shares of Common Stock, with an exercise price of $0.000001 per share. Pursuant to the Exchange Agreement, on December 20, 2019, 667 and Life Sciences exchanged 1,160,148 and 9,765,333 shares of Common Stock, respectively, on a 1-for-1 basis for an equal number of Pre-funded Warrants. The Pre-funded Warrants are only exercisable to the extent that after giving effect to such exercise the holders thereof and their affiliates would beneficially own, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, no more than 9.99% of the outstanding shares of Common Stock of the Issuer (the “Beneficial Ownership Limitation”). By written notice to the Issuer, the Funds may from time to time increase or decrease the Beneficial Ownership Limitation applicable to that Fund to any other percentage not in excess of 19.99%. Any such change will not be effective until the 61st day after such notice is delivered to the Issuer. As a result of this restriction, the number of shares that may be issued upon exercise of the Prefunded Warrants by the above holders may change depending upon changes in the outstanding shares of Common Stock. The Pre-funded Warrants do not confer the right to vote on any matter except to the extent required by Delaware law.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, which is incorporated by reference as Exhibit 99.1 hereto and is incorporated herein by reference.

The foregoing description of the Pre-fund Warrants does not purport to be complete and is qualified in its entirety by reference to the full text of the Form of Pre-Funded Warrant, which is incorporated by reference as Exhibit 99.2 hereto and is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase or dispose of additional securities of the Issuer or purchase securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of shares of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board of Directors of the Issuer (the “Board”) and management of the Issuer, the availability and nature of opportunities to dispose of Common Stock and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer, which could include items in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and may purchase or dispose of additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options (as defined in Item 5), or otherwise) or may, dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer, including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 64049K104	Page 8 of 10 Pages

Item 5.	Interest in Securities of the Issuer.

The disclosure in Item 4 above is incorporated herein by reference.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 12 are incorporated herein by reference.

Set forth below is the aggregate number of shares of Common Stock directly held by each of the Funds, which may be deemed to be indirectly beneficially owned by the Adviser, the Adviser GP, Julian C. Baker and Felix J. Baker, as well as shares of Common Stock that may be acquired upon exercise of the Pre-funded Warrants by the Funds, subject to the limitations on exercise described in Item 4.

Holder	Shares of Common Stock	Pre-funded Warrants
667, L.P.	290,409	1,160,148
Baker Brothers Life Sciences, L.P.	3,107,331	9,765,333
Total	3,397,740	10,925,481

The Pre-funded Warrants are subject to the Beneficial Ownership Limitation as described in Item 4.

In addition, Julian C. Baker and Felix J. Baker each directly hold 2,260 shares of Common Stock received from in kind pro rata distributions without consideration.

M. Cantey Boyd currently serves on the Board as a representative of the Funds. Ms. Boyd holds 22,000 options to purchase Common Stock of the Issuer (“Stock Options”) at an exercise price of $2.82, 1/3 of which vest on each of October 10, 2020, October 10, 2021 and October 10, 2022, subject to Ms. Boyd’s continuing service on the Board on each vesting date, and which expire on October 9, 2029.

The policy of the Funds and the Adviser does not permit employees of the Adviser to receive compensation for serving as directors of the Issuer. Therefore, Ms. Boyd will have no pecuniary interest in the Stock Options or Common Stock received from the exercise of Stock Options received as directors’ compensation. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and Common Stock received from the exercise of Stock Options received as directors’ compensation.

The Adviser GP, Felix J. Baker and Julian C. Baker, as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

(c) Except as disclosed herein or in any previous amendments to this Schedule 13D, none of the Reporting Persons or their affiliates has effected any other transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the managing members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

CUSIP No. 64049K104	Page 9 of 10 Pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosure regarding the Exchange Agreement and the Pre-funded Warrants in Item 4 above is incorporated herein by reference.

The Exchange Agreement is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

The Form of Pre-Funded Warrant is incorporated by reference as Exhibit 99.2 and is incorporated herein by reference.

Item 7. Materials to be filed as Exhibits

Exhibit	Description

99.1	Exchange Agreement, dated December 17, 2019, by and among the Funds and the Issuer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 19, 2019).

99.2	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on December 19, 2019).

CUSIP No. 64049K104	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 20, 2019

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker